SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Proposed Election of Non-Independent Director, Proposed Amendments to the Articles of Association and its Appendices and Change of Joint Company Secretary and Secretary to the Board of Directors

99.2	2021 First Quarterly Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 28, 2021	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Proposed Election of Non-Independent Director,

Proposed Amendments to the Articles of Association and its Appendices and

Change of Joint Company Secretary and Secretary to the Board of Directors

Proposed election of Mr. Du Jun as the Non-Independent Director of the Tenth Session of the Board of Directors of the Company

On 28 October 2020, Sinopec Shanghai Petrochemical Company Limited (the “Company”) convened its third meeting of the Tenth Session of the Board of Directors (the “Board”) and resolved to nominate Mr. Du Jun (“Mr. Du”) as a non-independent director of the Company.

The biography of Mr. Du is set out below:

Mr. Du Jun, born in March 1970, is the Deputy President and Chief Financial Officer of the Company, Chairman of China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”) and a Director of the Shanghai Chemical Industry Park Development Co., Ltd.. Mr. Du started his career in 1990 and has successively served as the Chief of Second Division of the Secretary of President’s Office of the Sinopec Yangzi Petrochemical Company Ltd., Deputy Director of Finance Office and Deputy Director of Finance Department of Sinopec Yangzi Petrochemical Co., Ltd. From August 2004 to July 2007, he served as Director of Finance Department of Sinopec Yangzi Petrochemical Co., Ltd.. From July 2007 to August 2012, he served as Director of Finance Department of Sinopec Yangzi Petrochemical Company Limited. From August 2012 to August 2016, he served as Chief Accountant of Sinopec Yangzi Petrochemical Company Limited. From December 2015 to September 2020, he served as Supervisor of BASF-YPC Company Limited. From June 2016 to September 2020, he served as Director of Sinopec Yangzi Petrochemical Company Limited. From August 2016 to September 2020, he served as Chief Accountant of Sinopec Yangzi Petrochemical Company Limited. From September 2020, he served as the Deputy General Manager and the Chief Financial Officer of the Company. He served as the Chairman of the Jinshan Associated Trading, and as Director of the Shanghai Chemical Industry Park Development Co., Ltd. since December 2020. Mr. Du graduated from Southeast University with a Bachelor’s degree in Industrial Corporate Management in 1990. He obtained a Master’s degree in Business Administration (MBA) from Southeast University in 2004. He is a Professorate Senior Accountant by title.

Save as disclosed above, Mr. Du (i) does not and did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas and other major appointments and professional qualifications; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company; and (iii) does not have any interests in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong). Mr. Du has never faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has he been sanctioned by any stock exchange.

If the ordinary resolution in respect of the proposed election of Mr. Du as a non-independent director of Tenth Session of the Board is approved at the 2020 Annual General Meeting (the “2020 AGM”), Mr. Du will be designated as an executive director of the Company and enter into a director’s service contract with the Company on or around the date of 2020 AGM. The proposed term of office of Mr. Du will begin on the date of passing of the ordinary resolution at the 2020 AGM and expire at the expiration of the Tenth Session of the Board. The remuneration of Mr. Du will be determined in accordance with the “Remuneration System for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting. The Company will disclose the amount of remuneration received by Mr. Du in the relevant annual reports. Mr. Du’s remuneration will not be covered in the director’s service contract.

Save as disclosed above, the Company was not aware of any information in respect of Mr. Du that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), nor was the Company aware of any matters in relation to the nomination of Mr. Du that need to be brought to the attention of the shareholders of the Company

Proposed amendments to the Articles of Association and its Appendices of the Company

In view of the amendments to “The Company Law of the People’s Republic of China” and “The Securities Law of the People’s Republic of China”, and to further improve corporate governance and meeting the operational needs of the Company, the Company has resolved to amend the relevant provisions of the “Articles of Association of Sinopec Shanghai Petrochemical Co., Ltd.” (the “Articles of Association”) and its Appendices. On 28 April 2021, the Company convened its sixth meeting of the Tenth Session of the Board to consider and approve the proposed amendments to the Articles of Association and its Appendices.

The proposed amendments to the Articles of Association are set forth as follows:

1. Proposed Amendments to the Articles of Association

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association

Article 6 The Articles of Association were effective from the date of establishment of the Company.

As from the effective date of the Articles of Association, these Articles constitute the rules governing the organisation and conduct of the Company and become a legally binding document regulating the rights and obligations between the Company and a shareholder and among the shareholders inter se.

Article 6 The Company adheres to the rule of law, and strives to build a law-abiding enterprise with sound governance, operational compliance, management discipline, law-abiding and integrity.

The Articles of Association were effective from the date of establishment of the Company.

As from the effective date of the Articles of Association, these Articles constitute the rules governing the organisation and conduct of the Company and become a legally binding document regulating the rights and obligations between the Company and a shareholder and among the shareholders inter se.

Article 13 The Company’s scope of business include: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastic and plastic products, raw materials and products for knitting, import and export of goods or technology, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing of self-owned property, training of employee in the system, design, production of different types of advertisement, to conduct advertising by making use of the Company’s own media platform (in case of franchise operation, to operate the same by virtue of the relevant licence), quality technology services.

Article 13 The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business include:

General items: crude oil processing; oil products, petrochemical products production, synthetic fibres manufacturing, plastic products manufacturing, raw materials and products for knitting, catalyst preparation and spent solvent reclamation; supply of electricity, heat energy, water and gas, water processing, loading and unloading on roads, terminals and railways, general goods warehousing, technological services, technology development, technology consultancy, technology exchange, technology transfer and technology promotion in oil, chemicals, synthetic resins and synthetic polymers, synthetic fibre, composite materials, and in safety and environmental protection, property management, housing rental, social economy advisory services, advertisement production, advertisement design and agency services, advertisements publication, high-grade fiber and composite materials (designing, manufacturing and processing), high-grade fiber and composite materials sales, gas stoves production, gas stoves sales.

Licensed items: hazardous chemicals production, hazardous chemicals business, marine general goods transportation, marine hazardous goods transportation, crude oil warehousing, refined oil warehousing, hazardous chemicals warehousing, inspection and testing service, goods import and export, technology import and export, mobile pressure vessel / cylinder filling.

Article 30 Subject to the approval by the relevant authority, the Company may repurchase its shares in any of the following circumstances in accordance with the procedure provided in these Articles:

(1) cancellation of shares for reduction of capital;

(2) merger with other companies which hold shares of the Company;

(3) granting shares as incentive compensation to the staff of the Company;

(4) acquiring the shares of shareholders who vote against any resolution adopted at the general meeting of shareholders on the merger or division of the Company;

(5) other circumstances as permitted by law or administrative regulations.

The Company shall comply with Articles 31 to 34 in repurchasing its shares.

Except in the circumstances set forth above, the Company shall not engage in any activity in connection with trading its own shares.

Article 30 Subject to the approval by the relevant authority, the Company may repurchase its shares in any of the following circumstances in accordance with the procedure provided in these Articles:

(1) reduction of capital;

(2) merger with other companies which hold shares of the Company;

(3) granting shares for shares holding scheme or as incentive compensation to the staff of the Company;

(4) acquiring the shares of shareholders who vote against any resolution adopted at the general meeting of shareholders on the merger or division of the Company;

(5) using shares for corporate bonds issued by listed companies which are convertible into shares;

(6) necessary for a listed company to protect the Company’s value and shareholders’ equity;

(7) other circumstances as permitted by law or administrative regulations.

The Company shall comply with Articles 31 to 34 in repurchasing its shares.

Except in the circumstances set forth above, the Company shall not engage in any activity in connection with trading of its own shares.

Article 33 Unless otherwise required by laws, administrative regulations, rules and regulations of authorized departments or these Articles of Association, if the Company repurchases its own shares pursuant to items (1) to (3) of Article 30 of these Articles of Association, resolutions relating thereto shall be adopted at a general meeting of shareholders. If the Company repurchases its own shares in accordance with the preceding paragraph under the circumstances set forth in item (1) of Article 29, the shares so repurchased shall be cancelled within ten days from the repurchase date. In the event of the circumstances set forth in items (2) and (4) of Article 30, the shares so repurchased shall be transferred or cancelled within six months.

If the Company repurchases its own shares in accordance with item (3) of Article 30, the shares so repurchased shall not exceed 5% of the total number of shares issued by the Company. Funds used for any repurchase shall be paid out of the after tax profits of the Company. The repurchased shares shall be transferred to the employees within one year.

Article 33 Unless otherwise required by laws, administrative regulations, rules and regulations of authorized departments or these Articles of Association, if the Company repurchases its own shares pursuant to item (1) or (2) of Article 30, resolutions relating thereto shall be adopted at a general meeting of shareholders. If the Company repurchases its own shares in accordance with items (3), (5) and (6) of Article 30, the shares so repurchased should be adopted at a board meeting attended by more than two third of directors as per mandate by shareholders’ general meeting.

The total number of shares purchased by the Company in accordance with items (3), (5) and (6) of Article 30 shall not exceed 10% of the total issued shares of the Company, and shall be transferred or cancelled within three years.

The Company shall acquire its own shares in accordance with the law and shall perform its information disclosure obligations in accordance with the “Securities Law of the People’s Republic of China”. Where the Company acquires its own shares in the circumstances specified in items (3), (5) and (6) of the first section of Article 30, the acquisition shall be conducted through an open centralized transaction method.

Article 42 Unless otherwise required by laws, administrative regulations, regulatory authorities or stock exchanges at which the shares of the Company are listed, any gains from any sale of shares of the Company by any director, supervisor, senior officer or shareholder of the Company holding 5% or more of the shares of the Company within six months after their purchase of the same, and any gains from any purchase of shares of the Company by any of the aforesaid parties within six months after sale of the same shall be disgorged and paid to the Company, and the board of directors of the Company shall recover such gains from the abovementioned parties. Notwithstanding so, this six-month limitation shall not apply to any securities company holding 5% or more of the shares of the Company which purchasing of the shareholding is as a result of its underwriting obligation.

This Article shall apply to legal person shareholders holding 5% or more of the stock of the Company with voting power and Senior Management as stipulated in these Articles, including but not limited to directors, supervisors and general manager.

Article 42 Unless otherwise required by laws, administrative regulations, regulatory authorities or stock exchanges at which the shares of the Company are listed, any gains from any sale of shares or other securities with equity rights of the Company by any director, supervisor, senior officer or shareholder of the Company holding 5% or more of the shares of the Company within six months after their purchase of the same, and any gains from any purchase of shares of the Company by any of the aforesaid parties within six months after sale of the same shall be disgorged and paid to the Company, and the board of directors of the Company shall recover such gains from the abovementioned parties. Notwithstanding so, this six-month limitation shall not apply to any securities company holding 5% or more of the shares of the Company which purchasing of the shareholding is as a result of its underwriting obligation or as a result of other circumstances as specified by the Securities Regulatory Authority of the State Council.

The stocks or other securities with equity rights nature held by directors, supervisors, senior managers, and shareholders who are natural persons mentioned in the preceding paragraph shall include shares or other securities with equity rights held by their spouses, parents, children or by others’ accounts.

Article 48 No registration of any change in the register of shareholders arising from a transfer of shares shall be effected thirty (30) days before the holding of a shareholders’ general meeting or within five (5) days before the decision is made on the distribution of dividends by the Company. The changes of the register of A shareholders are more applicable to the laws and regulations in PRC.	Article 48 Provisions regarding the period of suspension of shares transfer registrations before the commencement of shareholders’ general meeting or before the base day on which the Company decides on dividends distribution, as specified by Chinese laws and regulations and the Listing Rules of the Hong Kong Stock Exchange or the regulations as specified by the regulatory authorities of the locations where the shares of the Company are listed, shall prevail.

Article 60 The shareholders’ meetings exercise the following powers:

(1) to decide on the Company’s operational policies and investment plans;

(2) to elect and replace directors and decide on matters relating to the remuneration of directors;

(3) to elect and replace the supervisors who are not employee representatives and decide on matters relating to the remuneration of supervisors;

(4) to examine and approve reports of the board of directors;

(5) to examine and approve reports of the supervisory committee;

(6) to examine and approve the Company’s proposed annual financial budgets and final accounts;

(7) to examine and approve the Company’s profit distribution plans and plans for making up of losses;

(8) to decide on increases in or reductions of the Company’s registered capital;

(9) to decide on issues such as merger, division, dissolution, liquidation or changing of the form of the Company and other matters;

(10) to decide on the issue of bonds by the Company;

(11) to decide on the appointment, dismissal or termination of appointment of auditors;

(12) to amend the Articles of Association;

(13) to review any requisition by the board of directors, supervisory committee or shareholders holding shares with 3% or more of the total voting rights of the Company;

(14) to examine and approve matters relating to guarantees stipulated in Article 61 of the Articles of Association;

(15) to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

Article 60 The shareholders’ meetings exercise the following powers:

(1) to decide on the Company’s operational policies and investment plans;

(2) to elect and replace directors and decide on matters relating to the remuneration of directors;

(3) to elect and replace the supervisors who are not employee representatives and decide on matters relating to the remuneration of supervisors;

(4) to examine and approve reports of the board of directors;

(5) to examine and approve reports of the supervisory committee;

(6) to examine and approve the Company’s proposed annual financial budgets and final accounts;

(7) to examine and approve the Company’s profit distribution plans and plans for making up of losses;

(8) to decide on increases in or reductions of the Company’s registered capital;

(9) to decide on issues such as merger, division, dissolution, liquidation or changing of the form of the Company and other matters;

(10) to decide on the issue of bonds by the Company;

(11) to decide on the appointment, dismissal or termination of appointment of auditors;

(12) to amend the Articles of Association;

(13) to review any requisition by the board of directors, supervisory committee or shareholders holding shares with 3% or more of the total voting rights of the Company;

(14) to examine and approve matters relating to guarantees stipulated in Article 61 of the Articles of Association;

(15) to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(16) to examine and approve changes in the use of proceeds;

(17) to examine and approve share incentive schemes;

(18) to authorize and entrust the board of directors to handle any matters authorized and entrusted thereto;

(19) to resolve other matters of the Company as required to be resolved in shareholders’ general meetings in accordance with laws, administrative regulations, rules and regulations of authorized departments, these Articles and the Rules of Procedures for Shareholders’ General Meetings.

(16) to examine and approve changes in the use of proceeds;

(17) to examine and approve share incentive schemes;

(18) to resolve for the Company to re purchase its own shares as per item (1) or (2) of Article 30 of these Articles of Association;

(19) to authorize and entrust the board of directors to handle any matters authorized and entrusted thereto;

(20) to resolve other matters of the Company as required to be resolved in shareholders’ general meetings in accordance with laws, administrative regulations, rules and regulations of authorized departments, these Articles and the Rules of Procedures for Shareholders’ General Meetings.

Article 67 Notice of shareholders’ meeting shall be given to the shareholders forty-five (45) days (excluding the date of the meeting) before the date of the meeting in writing. The agenda, date and place of the meeting shall be notified to the shareholders whose names are on the register. The shareholders who wish to attend the meeting shall send their reply regarding the proposed attendance in writing to the Company twenty (20) days before the date of the meeting.	Article 67 When the Company convenes an annual general meeting of shareholders, a written notice shall be issued in 20 full working days before the meeting (excluding the meeting date), and when the Company convenes an extraordinary general meeting of shareholders, a written notice shall be issued at least 10 full working days or 15 days (whichever is longer and exclusive of the meeting date) before the meeting, to inform all registered shareholders of the matters to be considered at the meeting and the date and place of the meeting. If there are different provisions of the securities regulatory authority in the listed places of the company, the provisions shall be strictly implemented.

Article 69 The Company shall calculate the number of shares carrying voting rights of the shareholders who have replied to attend the shareholders’ meeting twenty (20) days before the meeting. The Company shall convene the general meeting if the number of the shares carrying voting rights of the shareholders who propose to attend is more than half of the total number of shares carrying voting rights of the Company. If the requirement is not met, the Company shall publish an announcement containing the proposed agenda, date and place of the meeting within five (5) days to re-notify the shareholders of the meeting. The Company can convene the shareholders’ meeting after having published the announcement.

An extraordinary general meeting shall not resolve on matters which are not contained in the notice of meeting.

Article to be deleted and subsequent numbering to be updated accordingly

Article 71 Notice of the meeting shall be served by delivery or sent by prepaid airmail to the shareholders (whether or not entitled to vote thereat) at the addresses as registered on the shareholder register (whether that address is in the PRC or overseas). In the case of domestic shareholders, the notice may also be given by announcement.

An announcement as aforementioned refers to the announcement made in one or more newspapers specified by the relevant securities authority of the State Council within forty-five (45) days to fifty (50) days before the date of when the general meeting is to be held. Such publication shall be deemed receipt of the notice of the meeting by each holder of the domestic shares. In any event, the aforementioned announcement must at the same time be published in one or more newspapers specified by the relevant securities authority in Hong Kong.

Article 70 Notice of the meeting shall be served by delivery or sent by prepaid airmail to the shareholders (whether or not entitled to vote thereat) at the addresses as registered on the shareholder register (whether that address is in the PRC or overseas). In the case of domestic shareholders, the notice may also be given by announcement.

The notice specified in the preceding paragraph should be published on one or more newspapers as appointed by the Securities Regulatory Authorities of the State Council. Once published, all domestic shareholders shall be deemed to have received notice of the shareholders general meeting.

Article 82 Directors other than independent directors and shareholders complying with the relevant legal requirements may solicit voting rights at shareholders’ meetings from shareholders. Such soliciting must be without compensation, and information must be fully disclosed to the person being solicited. There is no minimum shareholding limit for the person being solicited.	Article 81 The Company’s board of directors, independent directors, shareholders holding more than 1% of voting shares, investor protection institutions established in accordance with laws, administrative regulations, or the provisions of Regulatory Authority of the State Council, and shareholders meeting relevant statutory conditions may solicit from the Company’s shareholders their voting rights exercisable in the shareholders general meeting. The solicitation of voting rights shall be carried out in a gratuitous manner, and the information shall be fully disclosed to the person being solicited. There is no restriction on the minimum shareholding ratio of the person being solicited.

Article 111 Notice of class shareholders’ meeting shall be given to the class shareholders forty-five (45) days (exclusive of the date of meeting) before the date of the meeting in writing. The agenda, date and place of the meeting shall be notified to all of the class shareholders whose names are on the register (regardless of whether the registered address of such shareholders are within or outside the PRC). The class shareholders who wish to attend the meeting shall send their reply regarding the proposed attendance in writing to the Company twenty (20) days before the date of the meeting.

The Company shall convene the class shareholders’ meeting if the voting rights of the class shareholders who propose to attend hold shares carrying more than half of the total voting rights of that class. If the requirement is not met, the Company shall publish an announcement (by publication in newspapers) containing the proposed agenda, date and place of the meeting within five (5) days to re-notify the shareholders of the meeting. The Company can convene the class shareholders’ meeting after having published the announcement.

Article 110 Written notice of shareholders’ meeting of specific classes shall be given to the relevant class shareholders as per requirements regarding notice period of convening shareholders meeting specified in Article 67 of these Articles of Association. The agenda, date and place of the meeting shall be notified to all of the class shareholders whose names are on the register (regardless of whether the registered address of such shareholders is within or outside the PRC).

Article 114 The Company shall have a board of directors which shall consist of eleven to fifteen (11-15) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

There shall be one (1) chairman and one (1) to two (2) vice-chairman.

The board of directors may establish such committees as the strategic planning (development), audit, remuneration and appraisal, and nomination committees based on need. Of these committees, the audit, remuneration and appraisal, and nomination committees shall have independent directors as a majority of its members.

Each specialist committee shall have the following basic responsibilities:

(1) Major responsibilities of the audit committee are:

(i) to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii) to oversee the Company’s internal audit policy and the implementation thereof;

Article 113 The Company shall have a board of directors which shall consist of five to nineteen (5-19) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

There shall be one (1) chairman and one (1) to two (2) vice-chairman.

The Board shall establish audit, nomination, strategic, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions.

Each specialist committee shall have the following basic responsibilities:

(1) Major responsibilities of the audit committee are:

(i) to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii) to oversee the Company’s internal audit policy and the implementation thereof;

(iii) to ensure that the internal audit function is adequately resourced and has the appropriate standing within the Company, and to review and monitor its effectiveness;

(iv) to be in charge of the communications between the Company’s internal and external auditors;

(v) to review the Company’s financial reports and the disclosure thereof;

(vi) to review the Company’s risk management and internal control systems, and submit to the board an annual self-assessment report on the Company’s risk management and internal control;

(vii) to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting, financial reporting and internal audit functions;

(viii) to review the major connected transactions;

(ix) to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, risk management, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action;

(x) to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; and

(xi) to perform other duties and powers as assigned by the board.

(iii) to ensure that the internal audit function is adequately resourced and has the appropriate standing within the Company, and to review and monitor its effectiveness;

(iv) to be in charge of the communications between the Company’s internal and external auditors;

(v) to review the Company’s financial reports and the disclosure thereof;

(vi) to review the Company’s risk management and internal control systems, and submit to the board an annual self-assessment report on the Company’s risk management and internal control;

(vii) to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting, financial reporting and internal audit functions;

(viii) to report and to submit in order of importance to the board of any suspected fraud and non-compliance, risk management and internal control failures, or suspected violations of laws and regulations that comes to its attention , and to review the results of internal investigations on suspected fraud and non-compliance, risk management and internal control failures and on activities in violation of laws or regulations on financial reports;

(ix) to review the major connected transactions;

(x) to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, risk management, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action;

(xi) to formulate compliance reporting policies and systems to ensure that the Company’s employees and other parties in contact with the Company (such as customers and suppliers) can raise their concerns on any possible improper matter regarding the Company to the audit committee;

(xii) to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; and

(xiii) to perform other duties and powers as assigned by the board.

Article 125 The board of directors shall be responsible to the shareholders’ general meeting and shall exercise the following powers:

(1) to be responsible for convening shareholders’ general meetings and reporting on its work to the shareholders’ general meeting;

(2) to implement the resolutions of the shareholders’ general meetings;

(3) to decide on the Company’s business plans and investment proposals;

(4) to formulate the Company’s proposed annual financial budgets and final accounts;

(5) to formulate the Company’s profit distribution plans and plans for recovery of losses;

(6) to formulate the Company’s financial strategy, proposals for the increase in or reduction of the Company’s registered capital and the issue of any kind of securities (but not limited to corporate bonds) and plans for their listing or the repurchase of the shares of the Company;

(7) to draft plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company;

(8) to formulate the proposal for amendments to the Articles of Association;

Article 124 The board of directors shall be responsible to the shareholders’ general meeting and shall exercise the following powers:

(1) to be responsible for convening shareholders’ general meetings and reporting on its work to the shareholders’ general meeting;

(2) to implement the resolutions of the shareholders’ general meetings;

(3) to decide on the Company’s business plans and investment proposals;

(4) to formulate the Company’s proposed annual financial budgets and final accounts;

(5) to formulate the Company’s profit distribution plans and plans for recovery of losses;

(6) to formulate the Company’s financial strategy, the Company’s plan to increase or decrease its registered capital, the Company’s acquisition of its own shares and the issuance of any type of securities (including but not limited to corporate bonds) and plans for listing or repurchasing Company stocks as per item (1) or (2) of Article 30 of these Articles of Association;

(7) to draft plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company;

(8) to formulate the proposal for amendments to the Articles of Association;

(9) to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the shareholders’ general meeting;

(10) to decide on issues relating to the provision of guarantee in favour of a third party within the scope of authority conferred by the shareholders’ general meeting;

(11) to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nomination, to appoint or dismiss deputy general manager and financial officers of the Company; to appoint or dismiss the company secretary; and to decide on their remuneration;

(12) to appoint or change the members of the boards of directors and supervisory committees of the Company’s wholly-owned subsidiaries, to appoint, change or recommend shareholder representatives, directors (or candidates) and supervisors (or candidates) to the Company’s controlled subsidiaries or subsidiaries in which the Company holds shares;

(13) to decide on the establishment of the Company’s internal management structure;

(14) to decide on the establishment of branch entities of the Company;

(15) to formulate the Company’s basic management system;

(16) to administer the disclosure of information by the Company;

(17) to submit nominations for the appointment or change of accounting firms as the auditors of the Company to the shareholders’ general meeting;

(18) to review the work reports of the general manager and monitor the work of the general manager;

(19) to develop and review the Company’s policies and practices on corporate governance;

(20) to review and monitor the training and continuous professional development of directors and senior management of the Company;

(21) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(22) to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors of the Company;

(9) to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the shareholders’ general meeting;

(10) to decide on issues relating to the provision of guarantee in favour of a third party within the scope of authority conferred by the shareholders’ general meeting;

(11) to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nomination, to appoint or dismiss deputy general manager and financial officers of the Company; to appoint or dismiss the company secretary; and to decide on their remuneration;

(12) to appoint or change the members of the boards of directors and supervisory committees of the Company’s wholly-owned subsidiaries, to appoint, change or recommend shareholder representatives, directors (or candidates) and supervisors (or candidates) to the Company’s controlled subsidiaries or subsidiaries in which the Company holds shares;

(13) to decide on the establishment of the Company’s internal management structure;

(14) to decide on the establishment of branch entities of the Company;

(15) to formulate the Company’s basic management system;

(16) to administer the disclosure of information by the Company;

(17) to submit nominations for the appointment or change of accounting firms as the auditors of the Company to the shareholders’ general meeting;

(18) to review the work reports of the general manager and monitor the work of the general manager;

(19) to develop and review the Company’s policies and practices on corporate governance;

(20) to review and monitor the training and continuous professional development of directors and senior management of the Company;

(21) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(23) to decide other major matters and administrative matters not required by laws, administrative regulations or these Articles to be decided by the shareholders’ general meeting, and to sign other major agreements; and

(24) to exercise other powers as stipulated by laws, administrative regulations, the rules and regulations of authorized departments or these Articles or as authorized by shareholders’ general meeting.

(22) to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors of the Company;

(23) to resolve for the acquisition of the Company’s shares as per the circumstances as specified in item (3), (5) or (6) of Article 30 of these Articles of Association;

(24) to decide other major matters and administrative matters not required by laws, administrative regulations or these Articles to be decided by the shareholders’ general meeting, and to sign other major agreements; and

(25) to exercise other powers as stipulated by laws, administrative regulations, the rules and regulations of authorized departments or these Articles or as authorized by shareholders’ general meeting.

Article 141 The quorum for a meeting of the board of directors is a majority of all members of the board (including directors who appoint other directors as proxies). Each member of the board shall have one vote. Any board resolution shall be passed by more than half of all the directors. When there is a tie, the chairman of the board shall have a casting vote.	Article 140 Unless otherwise specified in these Articles of Association, the quorum for a meeting of the board of directors is a majority of all members of the board (including directors who appoint other directors as proxies). Each member of the board shall have one vote. Any board resolution shall be passed by more than half of all the directors. When there is a tie, the chairman of the board shall have a casting vote.

2. Proposed Amendments to the Rules of Procedures for Shareholders’ General Meetings (the Appendix to the Articles of Association)

Current Provisions in the Rules of Procedures for Shareholders’ General Meetings	Amended Provisions in the Rules of Procedures for Shareholders’ General Meetings

Article 11 The shareholders’ general meeting shall be the organ of authority of the Company. It may exercise the following functions and powers according to law:

(1) to determine the business objectives and investment plans of the Company;

(2) to elect and replace directors, and to determine matters relating to the remuneration of the directors;

(3) to elect and replace supervisors who are not employee representatives and to determine matters relating to remuneration of the supervisors;

Article 11 The shareholders’ general meeting shall be the organ of authority of the Company. It may exercise the following functions and powers according to law:

(1) to determine the business objectives and investment plans of the Company;

(2) to elect and replace directors, and to determine matters relating to the remuneration of the directors;

(3) to elect and replace supervisors who are not employee representatives and to determine matters relating to remuneration of the supervisors;

(4) to consider and approve the reports of the board of directors;

(5) to consider and approve the reports of the supervisory committee;

(6) to consider and approve the Company’s plans for profit distribution and for making up losses;

(7) to consider and approve the Company’s annual budgets and the final accounts;

(8) to pass resolutions relating to the increase or reduction of the Company’s registered capital;

(9) to pass resolutions relating to matters including the merger, division, dissolution, liquidation or changing of the form of the Company;

(10) to pass resolutions on the issue of bonds of the Company;

(11) to pass resolutions on retaining or dismissing or ceasing to continue to retain the accounting firms;

(12) to amend the Articles of Association;

(13) to consider motions proposed by the board of directors, the supervisory committee and shareholders representing 3% or more of the voting right of the Company;

(14) to examine and approve matters relating to guarantees stipulated in Article 61 of the Articles;

(15) to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(16) to examine and approve changes in the use of proceeds;

(17) to examine and approve share incentive schemes;

(18) to authorize or entrust the board of directors to handle all such matters as authorized or entrusted by it;

(19) to resolve other matters of the Company as required to be resolved in shareholders’ general meetings in accordance with laws, administrative regulations, rules and regulations of authorized departments, and the Articles of Association and these Rules.

(4) to consider and approve the reports of the board of directors;

(5) to consider and approve the reports of the supervisory committee;

(6) to consider and approve the Company’s plans for profit distribution and for making up losses;

(7) to consider and approve the Company’s annual budgets and the final accounts;

(8) to pass resolutions relating to the increase or reduction of the Company’s registered capital;

(9) to pass resolutions relating to matters including the merger, division, dissolution, liquidation or changing of the form of the Company;

(10) to pass resolutions on the issue of bonds of the Company;

(11) to pass resolutions on retaining or dismissing or ceasing to continue to retain the accounting firms;

(12) to amend the Articles of Association;

(13) to consider motions proposed by the board of directors, the supervisory committee and shareholders representing 3% or more of the voting right of the Company;

(14) to examine and approve matters relating to guarantees stipulated in Article 61 of the Articles;

(15) to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(16) to examine and approve changes in the use of proceeds;

(17) to examine and approve share incentive schemes;

(18) to resolve for the Company to repurchase its own shares as per item (1) or (2) of Article 30 of the Articles of Association;

(19) to authorize or entrust the board of directors to handle all such matters as authorized or entrusted by it;

(20) to resolve other matters of the Company as required to be resolved in shareholders’ general meetings in accordance with laws, administrative regulations, rules and regulations of authorized departments, and the Articles of Association and these Rules.

Article 26 The meeting convenor shall give notice of the shareholders’ general meeting 45 days before convening the shareholders’ general meeting (including the date on which the meeting is convened) to notify shareholders whose names appear in the register of shareholders of the motions proposed to be considered and the date and place of meeting.

Notice of the shareholders’ general meeting shall be given to the shareholders (whether or not having the right to vote at the shareholders’ general meeting) in person or by prepaid mail. The addresses of the recipients shall be subject to such addresses as shown in the register of shareholders. For holders of domestic shares, the notice of the shareholders’ general meeting may also be made by way of announcement.

The term “announcement” as mentioned in the preceding paragraph shall be published in one or more than one newspapers and journals as designated by China Securities Regulatory Commission (hereinafter referred to as the “CSRC”) within a period of 45 to 50 days before the shareholders’ general meeting is convened. Once an announcement is made, all holders of the domestic shares are deemed to have received the relevant notice of the shareholders’ general meeting.

In the event that the Company fails to give notice of the shareholders’ general meeting as scheduled such that the shareholders’ general meeting fails to convene for any reasons within six months since the end of the preceding accounting year, it shall promptly report the same to the stock exchange(s) on which the Company’s shares are listed to explain the reasons therefore and make an announcement relating thereto.

Article 26 When the Company convenes an annual general meeting of shareholders, a written notice shall be issued in 20 full working days before the meeting (excluding the meeting date), and when the Company convenes an extraordinary general meeting of shareholders, a written notice shall be issued at least 10 full working days or 15 days (whichever is longer and exclusive of the meeting date) before the meeting, to inform all registered shareholders of the matters to be considered at the meeting and the date and place of the meeting. If there are different provisions of the securities regulatory authority in the listed places of the company, the provisions shall be strictly implemented.

Notice of the shareholders’ general meeting shall be given to the shareholders (whether or not having the right to vote at the shareholders’ general meeting) in person or by prepaid mail. The addresses of the recipients shall be subject to such addresses as shown in the register of shareholders (regardless of domestic or international addresses). For holders of domestic shares, the notice of the shareholders’ general meeting may also be made by way of announcement.

The term “announcement” as mentioned in the preceding paragraph shall be published in one or more than one newspapers and journals as designated by the Chinese Securities Regulatory Commission (hereinafter referred to as the “CSRC”). Once an announcement is made, all holders of the domestic shares are deemed to have received the relevant notice of the shareholders’ general meeting.

In the event that the Company fails to give notice of the shareholders’ general meeting as scheduled such that the shareholders’ general meeting fails to convene for any reasons within six months since the end of the preceding accounting year, it shall promptly report the same to the stock exchange(s) on which the Company’s shares are listed to explain the reasons therefore and make an announcement relating thereto.

Article 35 Shareholders who intend to attend the shareholders’ general meeting shall serve a written reply on attending the meeting to the Company 20 days before the meeting is convened.

The Company shall calculate the number of voting shares represented by the shareholders who intend to attend the meeting based on the written replies it has received 20 days before convening the shareholders’ general meeting. In the event that the number of voting shares represented by the shareholders who intend to attend the meeting is more than one-half of the total number of the voting shares of the Company, the Company may convene the shareholders’ general meeting; if not, the Company shall, within 5 days, notify the shareholders again of the matters to be considered at, and the place and date for, the meeting by way of public announcement. The Company may convene the shareholders’ general meeting after such announcement.

Article to be deleted and subsequent numbering to be updated accordingly

3. The Proposed Amendments to the Rules of Procedures for Board of Directors’ Meetings (the Appendix to the Articles of Association)

Current Provisions in the Rules of Procedures for Board of Directors’ Meetings	Amended Provisions in the Rules of Procedures for Board of Directors’ Meetings

Article 3 The Board shall establish audit, nomination, strategic, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions.

Any of these special committees shall comprise directors only and the majority of the remuneration and appraisal committee, and the nomination committee members shall be independent directors. The members of the audit committee shall be selected from nonexecutive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Article 3 The Board shall establish audit, nomination, strategic, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions.

Any of these special committees shall comprise directors only and the majority of the remuneration and appraisal committee, and the nomination committee members shall be independent directors. The members of the audit committee shall be selected from nonexecutive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Each specialist committee shall have the following basic responsibilities:

(1) Major responsibilities of the audit committee are:

(i) to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii) to oversee the Company’s internal audit policy and the implementation thereof;

(iii) to ensure that the internal audit function is adequately resourced and has the appropriate standing within the Company, and to review and monitor its effectiveness;

(iv) to be in charge of the communications between the Company’s internal and external auditors;

(v) to review the Company’s financial reports and the disclosure thereof;

(vi) to review the Company’s risk management and internal control system and submit to the board an annual self-assessment report on the Company’s risk management and internal control;

(vii) to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting, financial reporting and internal audit functions;

(viii) to review the major connected transactions;

(ix) to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, risk management, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action; and

Each specialist committee shall have the following basic responsibilities:

(1) Major responsibilities of the audit committee are:

(i) to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii) to oversee the Company’s internal audit policy and the implementation thereof;

(iii) to ensure that the internal audit function is adequately resourced and has the appropriate standing within the Company, and to review and monitor its effectiveness;

(iv) to be in charge of the communications between the Company’s internal and external auditors;

(v) to review the Company’s financial reports and the disclosure thereof;

(vi) to review the Company’s risk management and internal control system and submit to the board an annual self-assessment report on the Company’s risk management and internal control;

(vii) to discuss the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the accounting, financial reporting and internal audit functions;

(viii) to report and to submit in order of importance to the board of any suspected fraud and non-compliance, risk management and internal control failures, or suspected violations of laws and regulations that comes to its attention, and to review the results of internal investigations on suspected fraud and non-compliance, risk management and internal control failures and on activities in violation of laws or regulations on financial reports;

(x) to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; and

(xi) to perform other duties and powers as assigned by the board.

(ix) to review the major connected transactions;

(x) to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, risk management, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action;

(xi) to formulate compliance reporting policies and systems to ensure that Company employees and other parties in contact with the Company (such as customers and suppliers) can raise their concerns on any possible improper matter about the Company to the audit committee;

(xii) to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; and

(xiii) to perform other duties and powers as assigned by the board.

Article 6 The Board shall be responsible to the shareholders’ general meeting and exercise the following functions and powers:

(1) to be responsible for convening shareholders’ general meetings and report on its work to the shareholders’ general meetings;

(2) to implement the resolutions passed at the shareholders’ general meetings;

(3) to determine the Company’s business plans and investment plans;

(4) to prepare the Company’s annual preliminary and final financial budgets;

(5) to prepare the Company’s profit distribution and loss recovery plans;

(6) to prepare the Company’s financial policies, Company’s registered capital increase or decrease plans, and schemes for issue and listing of the Company’s bonds and securities of any kind (including but not limited to the Company’s debentures) or repurchase of the Company’s shares;

Article 6 The Board shall be responsible to the shareholders’ general meeting and exercise the following functions and powers:

(1) to be responsible for convening shareholders’ general meetings and report on its work to the shareholders’ general meetings;

(2) to implement the resolutions passed at the shareholders’ general meetings;

(3) to determine the Company’s business plans and investment plans;

(4) to prepare the Company’s annual preliminary and final financial budgets;

(5) to prepare the Company’s profit distribution and loss recovery plans;

(6) to formulate the Company’s financial strategy, the Company’s plan to increase or decrease its registered capital, the Company’s acquisition of the its own shares and the issuance of any type of securities (including but not limited to corporate bonds) and plans for listing or repurchasing its own stocks as per item (1) or (2) of Article 30 of the Articles of Association;

(7) to prepare plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company;

(8) to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, provision of guarantees, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the general meeting;

(9) to decide the establishment of the Company’s internal management bodies;

(10) to appoint or remove the Company’s general manager; appoint or remove the Company’s deputy general managers and chief financial officer according to the nomination by the general manager; appoint or remove the secretary of the Board; and determine their remuneration;

(11) to appoint or replace the members of the board of directors and the supervisory committee of the Company’s wholly-owned subsidiaries; appoint, replace or recommend shareholder’s proxies, directors (candidates) and supervisors (candidates) of the subsidiaries controlled or participated in by the Company by shareholding;

(12) to determine the establishment of the Company’s branches;

(13) to prepare proposals for any amendment to the Articles;

(14) to formulate the Company’s basic management rules and regulations;

(15) to manage the disclosure of information of the Company;

(16) to propose at the shareholders’ general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

(17) to listen to the work report of the Company’s general manager and inspect the work of the general manager;

(18) to develop and review the Company’s policies and practices on corporate governance;

(19) to review and monitor the training and continuous professional development of directors and senior management of the Company;

(20) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(7) to prepare plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company;

(8) to introduce amendments to the Company’s Articles of Association;

(9) to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, provision of guarantees, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the general meeting;

(10) to decide the establishment of the Company’s internal management bodies;

(11) to appoint or remove the Company’s general manager; appoint or remove the Company’s deputy general managers and chief financial officer according to the nomination by the general manager; appoint or remove the secretary of the Board; and determine their remuneration;

(12) to appoint or replace the members of the board of directors and the supervisory committee of the Company’s wholly-owned subsidiaries; appoint, replace or recommend shareholder’s proxies, directors (candidates) and supervisors (candidates) of the subsidiaries controlled or participated in by the Company by shareholding;

(13) to determine the establishment of the Company’s branches;

(14) to prepare proposals for any amendment to the Articles;

(15) to formulate the Company’s basic management rules and regulations;

(16) to manage the disclosure of information of the Company;

(17) to propose at the shareholders’ general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

(18) to listen to the work report of the Company’s general manager and inspect the work of the general manager;

(19) to develop and review the Company’s policies and practices on corporate governance;

(20) to review and monitor the training and continuous professional development of directors and senior management of the Company;

(21) to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors of the Company;

(22) to make decisions about major matters and administrative affairs other than those which should be decided by the Company’s general meeting in accordance with laws, administrative regulations and the Articles, and executing other important agreements; and

(23) other functions and powers stipulated by laws, administrative regulations or the Articles and granted by the shareholders’ general meeting.

(21) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(22) to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors of the Company;

(23) to resolve for the acquisition of the Company’s shares as per the circumstances as specified in item (3), (5) or (6) of Article 30 of the Articles of Association;

(24) to make decisions about major matters and administrative affairs other than those which should be decided by the Company’s general meeting in accordance with laws, administrative regulations and the Articles, and executing other important agreements; and

(25) other functions and powers stipulated by laws, administrative regulations or the Articles and granted by the shareholders’ general meeting.

Article 13 Power and authorities in relation to connected transactions:

(1) With respect to any connected transaction as referred to in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange” being entered into with connected legal persons not requiring to be voted upon and passed at the shareholders’ general meeting, the Company’s board of directors shall approve any transaction with an amount of more than RMB 3 million and accounting for more than 0.5% of the absolute value of the latest audited net assets of the Company, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than the limit on the power of the Board.

(2) With respect to any connected transaction as referred to in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange” being entered into with connected natural persons not requiring to be voted upon and passed at the Shareholders’ General Meeting, the Company’s board of directors shall approve any transaction with an amount of more than RMB0.3 million, and shall authorize the executive director committee to examine and approve any transaction with an amount less than RMB0.3 million.

Article to be deleted and subsequent numbering to be updated in order

Article 23 Regular meetings shall include the following:

(1) Board meetings approving financial reports of the Company:

(i) Annual results meetings

Annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The directors shall approve the Company’s annual reports and deal with other relevant matters at such meetings. The timing of such meetings shall ensure that the annual reports of the Company will be despatched to the shareholders within the time limit specified by the relevant regulations and the Articles of Association, and shall ensure that the preliminary annual financial results of the Company will be announced within the time limit specified by the relevant regulations of the Company, and shall ensure that the AGM will be convened within 180 days from the end of accounting year of the Company.

(ii) Interim results meetings

The interim results meetings shall be convened within 60 days from the end of the first six months of the accounting year of the Company. The directors shall approve the Company’s interim reports and deal with other relevant matters at such meetings.

(iii) Quarterly results meetings

The quarterly results meeting shall be held in the first month of each of the second and fourth quarter of the Gregorian calendar year. The directors shall approve the Company’s quarterly reports for the preceding quarters at such meetings.

(2) Year-end review meetings

The year-end review meetings shall be convened in December of each year. The directors shall listen to and approve the general manager’s report in respect of the expected performance of the Company in the year and the work arrangements for the following year at such meetings.

Article 22 Regular meetings shall include the following:

(1) Annual results meetings

Annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The directors shall approve the Company’s annual reports and deal with other relevant matters at such meetings. The timing of such meetings shall ensure that the annual reports of the Company will be despatched to the shareholders within the time limit specified by the relevant regulations and the Articles of Association, and shall ensure that the preliminary annual financial results of the Company will be announced within the time limit specified by the relevant regulations of the Company, and shall ensure that the AGM will be convened within 180 days from the end of accounting year of the Company.

(2) Interim results meetings

The interim results meetings shall be convened within 60 days from the end of the first six months of the accounting year of the Company. The directors shall approve the Company’s interim reports and deal with other relevant matters at such meetings.

(3) Quarterly results meetings

The quarterly results meeting shall be held in the first month of each of the second and fourth quarter of the Gregorian calendar year. The directors shall approve the Company’s quarterly reports for the preceding quarters at such meetings.

Article 34 Voting on Motions

Regarding the resolutions to be passed by the board of directors, except for the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, other matters shall be passed with the consent of more than one-half of the directors (provided that, where any guarantee is to be provided to any external party, the resolution shall be passed by the consent of more than two-thirds of the directors):

Article 33 Voting on Motions

Regarding the resolutions to be passed by the board of directors, except for the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, other matters shall be passed with the consent of more than one-half of the directors(provided that, where any guarantee is to be provided to any external party, the resolution shall be passed by the consent of more than two-thirds of the directors; Article 6 (23) of this regulation must be approved by a resolution presented at a board meeting attended by more than two-thirds of the directors):

Resolutions for considering and approving the proposed election of Mr. Du as a non-independent director of the Tenth Session of the Board and amendments to the Articles of Association and its Appendices will be submitted for consideration at the 2020 AGM. A notice of the 2020 AGM will be published separately.

Change of Joint Company Secretary and Secretary to the Board of Directors of the Company

The Board announces that Mr. Huang Fei (“Mr. Huang”) has tendered his resignation from his positions as the Joint Company Secretary of the Company and the Secretary to the Board with effect from 28 April 2021. Mr. Huang will continue to serve as the executive director of the Company. Mr. Huang has confirmed that he has no disagreement with the Board and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The Board further announces that Mr. Liu Gang (“Mr. Liu”) has been appointed as the Joint Company Secretary and the Secretary to the Board in replacement of Mr. Huang with effect from 28 April 2021.

The biography of Mr. Liu is set out below:

Mr. Liu, born in September 1972, is currently serving as the Assistant President and General Counsel of the Company. Mr. Liu stared his career in 1995 and has held various positions in the Company including Deputy Director and Director of Supply Management Department of the Company and Manager of Business Operation of Business Office of Shanghai SECCO. From November 2015 to August 2018, he served as Deputy Chief of Materials Procurement Centre of the Company. From August 2018 to April 2019, he served as Deputy Chief (Hosting Work) of Materials Procurement Centre of the Company. From April 2019 to January 2021, he served as General Manager of Materials Procurement Centre of the Company. Since December 2019, he has been serving as Assistant President of the Company. Since March 2021, he has also been serving as General Counsel of the Company. Mr. Liu graduated from China Textile University in 1995 and obtained a master’s degree in electrical engineering from East China University of Technology in 2007. He is a Senior Economist by title.

Waiver from Strict Compliance with Rules 3.28 and 8.17 of the Listing Rules

Pursuant to Rule 8.17 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), a listed issuer must appoint a company secretary who meets the requirements under Rule 3.28 of the Listing Rules. Rule 3.28 of the Listing Rules provides that a listed issuer must appoint as its company secretary an individual who, in the opinion of the Stock Exchange, is capable of discharging the functions of company secretary of the listed issuer by virtue of his/her academic of professional qualification or relevant experience.

Mr. Liu currently does not possess the acceptable qualifications of a company secretary as required under Note 1 to Rules 3.28 and 8.17 of the Listing Rules. However, the Board considers that Mr. Liu is familiar with the Company’s operations and business as well as the applicable laws and is capable of discharging the functions of the Joint Company Secretary. The Company has therefore applied to the Stock Exchange for, and the Stock Exchange has granted the Company, a waiver from strict compliance with the requirements under Rule 3.28 and 8.17 of the Listing Rules for a period of three years from the date of Mr. Liu’s appointment as the Joint Company Secretary (the “Waiver Period”). The waiver is granted on the conditions that (i) Mr. Liu will be assisted by Ms. Chan Sze Ting (“Ms. Chan”), the other Joint Company Secretary, during the Waiver Period and (ii) the waiver will be revoked if there are material breaches of the Listing Rules by the Company. Before the end of the Waiver Period, the Company must demonstrate and seek the Stock Exchange’s confirmation that Mr. Liu can satisfy the requirements under Rules 3.28 and 8.17 of the Listing Rules after having the benefit of Ms. Chan’s assistance such that a further waiver will not be necessary.

The biography of Ms. Chan, the other Joint Company Secretary is set out below:

Ms. Chan has been appointed as the Joint Company Secretary since April 2018 and has been assisting the other Joint Company Secretary in discharging their duties since then. Ms. Chan is a Senior Manager, Corporate Services Division of Tricor Services Limited, a global professional services provider specialising in integrated business, corporate and investor services. Ms. Chan has over 15 years of experience in the corporate secretarial field and has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. Chan is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Institute of Chartered Secretaries (“HKICS”) and The Chartered Governance Institute in the United Kingdom. Ms. Chan holds a bachelor of arts degree from The Hong Kong Polytechnic University and a bachelor of laws degree from the University of London. As a member of the HKICS, Ms. Chan meets the relevant requirement under Note 1 of Rule 3.28 of the Listing Rules.

The Board would like to welcome Mr. Liu on his new appointment.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Wu Haijun Chairman of the Board

Shanghai, the PRC, 28 April 2021

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2021 First Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

1. Important Message

1.1

The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2021 first quarterly report for the three months ended 31 March 2021 (the “Reporting Period”), and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2	All directors attended the sixth meeting of the tenth session of the Board, and have considered and adopted the 2021 first quarterly report at the meeting.

1.3

Mr. Wu Haijun, person in charge of the Company, Mr. Du Jun, person in charge of accounting affairs and overseeing the accounting operations, and Ms. Yang Yating, person-in-charge of Accounting Department (Accounting Chief) warrant the truthfulness, accuracy and completeness of the financial report contained in this first quarterly report.

1.4	The financial report of the Company’s 2021 first quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

1

2. Basic Information

2.1 Major Accounting Data

Unit: RMB’000

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets	43,426,055	44,749,173	-2.96%

Total equity attributable to equity shareholders of the Company	30,413,467	29,218,033	4.09%

	From the beginning of the year to the end of the Reporting Period (January to March)	From the beginning of the year to the end of the Reporting Period last year (January to March)	Increase/decrease as compared to the corresponding period of the previous year (%) (January to March)
Net cash flows used in operating activities	-322,532	-3,880,619	91.69%

	From the beginning of the year to the end of the Reporting Period (January to March)	From the beginning of the year to the end of the Reporting Period last year (January to March)	Increase/decrease as compared to the corresponding period of the previous year (%)(January to March)
Revenue	20,379,079	17,926,384	13.68%

Net profit attributable to equity shareholders of the Company	1,173,484	-1,202,367	197.60%

Net profit attributable to equity shareholders of the Company excluding non-recurring items	1,158,473	-1,218,292	195.09%

Return on net assets (weighted average) (%)	3.937	-4.292	Increased by 191.73 percentage points

Basic earnings per share (RMB/share)	0.108	-0.111	197.30%

Diluted earnings per share (RMB/share)	0.108	-0.111	197.30%

2

Excluded non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period (January to March)
Government grants recognized through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	8,384

In addition to the effective hedging business related to the company’s normal business operations, the fair value gains and losses arising from the holding of transactional financial assets, derivative financial assets, transactional financial liabilities and derivative financial liabilities, as well as the investment gains from the disposal of transactional financial assets, derivative financial assets, transactional financial liabilities, derivative financial liabilities and other creditor’s rights investments.	22,501

Other profit and loss items that meet the definition of non-recurring items	-10,870

Effect on minority interests (after tax)	—

Tax effect for the items above	-5,004

Total	15,011

3

2.2	Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders					96,508
Shareholdings of the top ten shareholders
Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.44	0	None	0	State- owned legal person

HKSCC (Nominees) Limited	3,454,734,030	31.92	0	Unknown	0	Overseas legal person

HKSCC Limited	79,431,986	0.73	0	None	0	Domestic natural person

Wu Wenbin	78,310,225	0.72	0	None	0	Others

Central Huijin Investment Ltd.	67,655,800	0.63	0	None	0	Others

China Merchants Bank Co.,Ltd. -SSE 50 Trading Open Index Securities Investment Fund	54,047,497	0.50

China Securities Finance Corporation Limited	46,520,885	0.43	0	None	0	Others

GF Fund-Agricultural Bank -GF CITIC Financial Asset Management Plan	45,222,300	0.42	0	None	0	Others

Dacheng Fund – Agricultural Bank –Dacheng CSI Financial Assets Management Program	43,531,469	0.40	0	None	0	Others

China AMC–Agricultural Bank of China – China AMC China Securities and Financial Assets Management Plan	43,083,750	0.40	0	None	0	Others

4

Shareholdings of the Top Ten Shareholders with Unlimited Conditions of Sale
Name of shareholder	Number of Liquidity Shares Holding Unlimited Conditions of Sale	Type and quantity of shares
		Type	Quantity
China Petroleum & Chemical Corporation	5,460,000,000	RMB common stocks	5,460,000,000

HKSCC (Nominees) Limited	3,454,734,030	Overseas listed foreign share	3,454,734,030

HKSCC Limited	79,431,986	RMB common stocks	79,431,986

Wu Wenbin	78,310,225	RMB common stocks	78,310,225

Central Huijin Investment Ltd.	67,655,800	RMB common stocks	67,655,800

China Merchants Bank Co.,Ltd. -SSE 50 Trading Open Index Securities Investment Fund	54,047,497	RMB common stocks	54,047,497

China Securities Finance Corporation Limited	46,520,885	RMB common stocks	46,520,885

GF Fund-Agricultural Bank -GF CITIC Financial Asset Management Plan	45,222,300	RMB common stocks	45,222,300

Dacheng Fund – Agricultural Bank –Dacheng CSI Financial Assets Management Program	43,531,469	RMB common stocks	43,531,469

China AMC–Agricultural Bank of China – China AMC China Securities and Financial Assets Management Plan	43,083,750	RMB common stocks	43,083,750

Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China
Petroleum & Chemical Corporation, a state-owned legal
person, does not have any connected relationship with
the other shareholders, and does not constitute an
act-in-concert party under the Administration Measures
on Acquisition of Listed Companies. Among the above-
mentioned shareholders, HKSCC (Nominees) Limited is
a nominee and HKSCC Limited is the nominal holder of
the Company’s Shanghai-Hong Kong Stock Connect.
Apart from the above, the Company is not aware of any
other connected relationships among the other
shareholders, or whether any other shareholder
constitutes an act-in-concert party under the
Administrative Measures on Acquisition of Listed
	Companies.

5

3. Major Events

3.1 Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 31 March 2021	As at 31 December 2020	Increase/ decrease amount	Change (%)	Major reason for change
Cash at bank and on hand	2,445,906	7,920,852	-5,474,946	-69.12%	Repayment of short-term commercial papers matured during the reporting period.

Accounts payable	2,137,277	1,145,504	991,773	86.58%	During the reporting period, sales of products increased, and the balance of account receivable increased accordingly.

Inventories	4,992,585	3,888,746	1,103,839	28.39%	Affected by rising international crude oil prices, unit cost of the company’s inventory increased.

Other payables	869,669	1,664,812	-795,143	-47.76%	Rose in crude oil price , no provision for Oil Price Regulation Risk Reserves required .

Other current liabilities	45,938	3,072,150	-3,026,212	-98.50%	Repayment of short-term commercial papers matured during the reporting period.

Unit: RMB’000

Item	For the three-month period ended 31 March		Increase/ decrease amount	Change (%)	Major reason for change
	2021	2020
Investment income	254,544	77,983	176,561	226.41%	Improvement in operating results of associates during the reporting period with a rise in investment income.

Operating profit	1,504,446	-1,629,144	3,133,590	—	The market demand for petroleum and petrochemical products improved significantly and the price of products increased, which contributed to significant improvement in the Company’s operating results

6

4. Appendix

4.1 CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2021

Unit: RMB’000

Items	As at the end of the Reporting Period (unaudited)	As at the beginning of the year (audited)
Current assets
Cash at bank and on hand	2,445,906	7,920,852

Trading financial assets	3,722,501	—

Account receivable	2,137,277	1,145,504

Financing receivable	1,480,076	1,217,114

Interests receivable	47,383	33,741

Other receivables	29,459	41,299

Interest receivable	562	510

Inventories	4,992,585	3,888,746

Other current assets	1,068,614	3,057,587

Total current assets	15,923,801	17,304,843

Non-current assets
Long-term equity investments	5,754,190	5,497,834

Other equity instrument investment	5,000	5,000

Investment properties	363,681	367,586

Fixed assets	11,595,284	11,733,065

Construction in progress	1,731,190	1,710,124

Right-of-use assets	14,180	12,993

Intangible assets	407,584	412,576

Long-term prepaid expenses	419,401	410,191

Deferred tax assets	144,520	252,121

Other non-current assets	7,067,224	7,042,840

Total non-current assets	27,502,254	27,444,330

Total assets	43,426,055	44,749,173

7

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2021

Unit: RMB’000

Items	As at the end of the Reporting Period (unaudited)	As at the beginning of the year (audited)
Current liabilities
Short-term borrowings	1,538,000	1,548,000

Notes payable	144,763	139,360

Accounts payable	5,528,613	4,671,635

Contract Liabilities	391,108	496,521

Employee benefits payable	437,534	244,506

Taxes payable	3,726,716	3,385,910

Other payables	869,669	1,664,812

Including: Interest payable	1,410	1,246

Dividends payable	29,522	29,522

Non-current liabilities due within one year	12,856	9,352

Other current liabilities	45,938	3,072,150

Total current liabilities	12,695,197	15,232,246

Non-current liabilities
Long-term loan	20,000	—

Lease liabilities	2,447	3,119

Deferred revenue	120,933	123,433

Deferred tax liabilities	35,236	35,357

Total non-current liabilities	178,616	161,909

Total liabilities	12,873,813	15,394,155

Owners’ equity (or shareholders’ equity)
Paid-in capital (or share capital)	10,823,814	10,823,814

Capital surplus	610,327	610,327

Other comprehensive income	8,138	6,326

Specific reserve	165,735	145,597

Surplus reserve	6,474,103	6,474,103

Undistributed profits	12,331,350	11,157,866

Total equity attributable to owners of the parent company (or shareholders’ equity)	30,413,467	29,218,033

Minority interests	138,775	136,985

Total Owners’ equity (or shareholders’ equity)	30,552,242	29,355,018

Total liabilities and owners’ equity (or shareholders’ equity)	43,426,055	44,749,173

8

PARENT COMPANY BALANCE SHEETS

AS AT 31 MARCH 2021

Unit: RMB’000

Items	As at the end of the Reporting Period (unaudited)	As at the beginning of the year (audited)
Current assets
Cash at bank and on hand	2,725,858	6,464,509

Trading financial assets	3,219,577	—

Accounts receivables	1,853,171	919,061

Financial assets at fair value through other comprehensive income	726,189	745,262

Advances to suppliers	42,330	30,972

Other receivables	6,084	26,932

Including: Interests receivables	348	348

Inventories	4,568,891	3,685,456

Other current assets	33,577	3,048,476

Total current assets	13,175,677	14,920,668

Non-current assets
Long-term equity investments	7,033,461	6,797,666

Investment properties	361,330	396,676

Fixed assets	11,206,386	11,299,527

Construction in progress	1,710,079	1,694,937

Right-of-use assets	11,818	10,366

Intangible assets	282,934	286,005

Long-term prepaid expenses	411,867	402,304

Deferred tax assets	129,574	238,040

Other non-current assets	7,067,223	7,042,840

Total non-current assets	28,214,672	28,168,361

Total assets	41,390,349	43,089,029

9

PARENT COMPANY BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2021

Unit: RMB’000

Items	As at the end of the Reporting Period (unaudited)	As at the beginning of the year (audited)
Current liabilities
Short-term borrowings	1,500,000	1,500,000

Notes payable	75,000	96,196

Accounts payable	4,418,713	3,892,330

Contract Liabilities	321,451	425,385

Employee benefits payable	431,844	239,537

Taxes payable	3,714,243	3,346,544

Other payables	992,688	1,805,186

Including: Interest payable	1,357	1,192

Dividends payable	29,522	29,522

Non-current liabilities that due within one year	12,047	7,897

Other current liabilities	41,789	3,064,189

Total current liabilities	11,507,775	14,377,264

Non-current liabilities
Lease liabilities	1,154	1,911

Deferred revenue	120,933	123,433

Total non-current liabilities	122,087	125,344

Total liabilities	11,629,862	14,502,608

Owners’ equity (or shareholders’ equity)
Paid-in capital (or share capital)	10,823,814	10,823,814

Capital surplus	600,768	600,768

Other comprehensive income	8,138	6,326

Specific reserve	165,735	145,597

Surplus reserve	6,474,103	6,474,103

Undistributed profits	11,687,929	10,535,813

Total Owners’ equity (or shareholders’ equity)	29,760,487	28,586,421

Total liabilities and Owners’ equity (or shareholders’ equity)	41,390,349	43,089,029

10

4.2 CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2021 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2021	2020

Total revenue	20,379,079	17,926,384

Including:Revenue	20,379,079	17,926,384

Total operating cost	19,157,566	19,537,181

Including: Cost of sales	15,084,801	16,461,522

Taxes and surcharges	3,201,462	2,372,973

Selling and distribution expenses	107,763	110,122

General and administrative expenses	864,769	671,296

R&D expenses	12,236	6,071

Financial expenses	-113,465	-84,803

Including:Financial expense	15,830	15,307

Financial income	130,619	98,964

Add: Other income	5,884	2,447

Investment income (“-” to indicate loss)	254,544	77,983

Including: Share of income of associates and joint ventures	254,544	71,887

Profit arising from changes in fair value (“-” for loss)	22,501	21,363

Asset impairment losses (“-” for loss)	—	-120,140

Gains on disposal of assets (“-” for loss)	4	—

Operating profit (“-” to indicate loss)	1,504,446	-1,629,144

Add: Non-operating income	3,188	18,850

Less: Non-operating expenses	6,682	7,028

Total profit (“-” to indicate loss)	1,500,952	-1,617,322

Less: Income tax expenses	325,678	-415,936

11

CONSOLIDATED INCOME STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2021 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2021	2020
Net Profit (“-” to indicate loss)	1,175,274	-1,201,386
(1) Classification by business continuity
1. Profit from continuing operations(“-” to indicate loss)	1,175,274	-1,201,386
(2) Classification by ownership
1. Attributable to equity shareholders of the Company (“-” to indicate loss)	1,175,274	-1,202,367
2. Minority interests (“-” to indicate loss)	1,790	981
Other comprehensive income, net of tax	1,812	-95,257
(1) Other comprehensive income, net of tax attributable to shareholders of the Company	1,812	-95,257
1. Items that cannot be reclassified to profit or loss	—	—
2. Items that may be reclassified to profit or loss	1,812	-95,257
(a) Items that may be reclassified to profit or loss using the equity method	1,812	-3,288
(b) Cash flow hedging reserves	—	-91,969
(2) Other comprehensive income, net of tax attributable to non-controlling shareholders of the Company	—	—
Total comprehensive income	1,177,086	-1,296,643
Attributable to equity shareholders of the Company	1,175,296	-1,297,624
Minority interests	1,790	981
Earnings per share
Basic earnings per share (RMB)	0.108	-0.111
Diluted earnings per share (RMB)	0.108	-0.111

12

PARENT COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2021 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2021	2020
Revenue	17,856,779	15,192,662
Less: Cost of sales	12,616,958	13,763,457
Taxes and surcharges	3,198,097	2,369,980
Selling and distribution expenses	88,624	92,404
General and administrative expenses	836,312	648,148
R&D expenses	9,752	4,301
Financial expenses	-110,434	-72,978
Including: Financial expense	14,953	14,798
Financial income	125,699	89,421
Add: Other income	5,782	1,623
Investment income (“-” to indicate loss)	233,984	68,012
Including: Share of income of associates and joint ventures	233,984	62,233
Profit arising from changes in fair value (“-” for loss)	19,577	19,988
Asset impairment losses (“-” for loss)	—	-120,140
Asset disposal income (“-” to indicate loss)	4	—
Operating profit (“-” to indicate loss)	1,476,817	-1,643,167
Add: Non-operating income	3,178	18,850
Less: Non-operating expenses	6,619	7,028
Total profit (“-” to indicate loss)	1,473,376	-1,631,345
Less: Income tax expenses	321,259	-417,616
Net Profit (“-” to indicate loss)	1,152,117	-1,213,729
Profit from continuing operations(“-” to indicate loss)	1,152,117	-1,213,729
Other comprehensive income, net of tax	1,812	-95,257
Items that cannot be reclassified to profit or loss	—	—
Items that may be reclassified to profit or loss	1,812	-95,257
1. Items that may be reclassified to profit or loss using the equity method	1,812	-3,288
2.Cash flow hedging reserves	—	-91,969
Total comprehensive income	1,153,929	-1,308,986
Earnings per share
Basic earnings per share (RMB)	0.106	-0.112
Diluted earnings per share (RMB)	0.106	-0.112

13

4.3 CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2021 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2021	2020
1. Cash flows used in operating activities
Cash received from sales of goods or rendering of services	20,424,095	19,228,821
Cash received relating to other operating activities	51,435	62,569
Sub-total of cash inflows	20,475,530	19,291,390
Cash paid for goods and services	16,549,348	19,096,902
Cash paid to and on behalf of employees	633,689	581,241
Payments of taxes and surcharges	3,491,795	3,451,637
Cash paid relating to other operating activities	123,230	42,229
Sub-total of cash outflows	20,798,062	23,172,009
Net cash flows generated operating activities	-322,532	-3,880,619
2. Cash flows generated from investing activities
Cash received from returns on investments	—	1,650
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	126
Cash received relating to other investing activities	2,100,402	2,875,698
Sub-total of cash inflows	2,100,402	2,877,474
Cash paid to acquire fixed assets, intangible assets and other long-term assets	534,444	380,901
Cash paid for investments	3,700,000	—
Cash paid to other related investment activities	200,000	3,401,282
Sub-total of cash outflows	4,434,444	3,782,183
Net cash flows generated from operating activities.	-2,334,042	-904,709

14

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2021 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2021	2020
3. Cash flows generated from financing activities
Cash received from borrowings	890,000	3,167,187
Sub-total of cash inflows	890,000	3,167,187
Cash repayments of borrowings	3,880,000	1,677,600
Cash paid for distribution of dividends or profits and interest expenses	34,860	11,976
Cash paid for other fund-raising activities	—	9,547
Sub-total of cash outflows	3,914,860	1,699,123
Net cash flows generated from financing activities	-3,024,860	1,468,064
4. Effect of foreign exchange rate changes on cash and cash equivalents	6,602	5,171
5. Net increase in cash and cash equivalents	-5,674,832	-3,312,093
Add: Cash and cash equivalents at beginning of the Reporting Period	6,916,408	7,449,699
6. Cash and cash equivalents at end of the Reporting Period	1,241,576	4,137,606

15

PARENT COMPANY CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2021 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2021	2020
1. Cash flows generated operating activities
Cash received from sales of goods or rendering of services	18,056,480	15,998,915
Cash received relating to other operating activities	49,499	51,219
Sub-total of cash inflows	18,105,979	16,050,134
Cash paid for goods and services	14,034,658	15,600,585
Cash paid to and on behalf of employees	565,732	545,350
Payments of taxes and surcharges	3,445,924	3,428,735
Cash paid relating to other operating activities	138,899	10,600
Sub-total of cash outflows	18,185,213	19,585,270
Net cash flows generated operating activities	-79,233	-3,535,136
2. Cash flows generated investing activities
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	126
Cash received relating to other investing activities	2,099,127	2,876,393
Sub-total of cash inflows	2,099,127	2,876,519
Cash paid to acquire fixed assets, intangible assets and other long-term assets	524,268	354,382
Cash paid for investments	3,200,000	—
Cash paid to other related investment activities	—	3,000,000
Sub-total of cash outflows	3,724,268	3,354,382
Net cash flows used in investing activities	-1,625,141	-477,863

16

PARENT COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2021 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2021	2020
3. Cash flows generated from financing activities
Cash received from borrowings	870,000	3,160,000
Sub-total of cash inflows	870,000	3,160,000
Cash repayments of borrowings	3,870,000	1,660,000
Cash paid for distribution of dividends or profits and interest expenses	33,863	11,502
Cash paid for other financing activities	300	9,400
Sub-total of cash outflows	3,904,163	1,680,902
Net cash flows generated from financing activities	-3,034,163	1,479,098
4. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
5. Net increase in cash and cash equivalents	-4,738,537	-2,533,901
Add: Cash and cash equivalents at beginning of the Reporting Period	5,460,067	5,754,440
6. Cash and cash equivalents at end of the Reporting Period	721,530	3,220,539

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Wu Haijun Chairman

Shanghai, the PRC, 28 April 2021

17